# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADT, INC., CIK 0001703056
CUSIP: 00090Q103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1501 Yamato Road, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0000315032
Persons authorized to receive notices and communications: Matthew Melick, State Farm Mutual Automobile Ins Company, One State Farm Plaza, Bloomington, Illinois (IL), 61710, (309) 766-1311

## Reporting persons
- State Farm Mutual Automobile Insurance Company (CIK 0000315032): type of reporting person: insurance company (IC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 133,333,333; sole dispositive power 0; shared dispositive power 133,333,333; aggregate amount beneficially owned 133,333,333 (18.09% of the class)
  Comment: Comment to Line 13: The percentage in line 13, above, is based on 736,749,788 shares of Common Stock outstanding as of April 23, 2026, as disclosed in the Issuer's Form 10-Q filed on April 30, 2026.
  
  Explanatory Note: This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D filed by State Farm Mutual Automobile Insurance Company ("State Farm" or "Reporting Person") on October 21, 2022, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on November 16, 2022, Amendment No. 2 to Schedule 13D filed by the Reporting Person on February 10, 2023, and Amendment No. 3 to Schedule 13D filed by the Reporting Person on April 15, 2025 (collectively, the "Original Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings previously defined in the Original Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ADT, INC.
Address of issuer's principal executive offices: 1501 Yamato Road, Boca Raton, Florida (FL), 33431
Comment:
Item 1 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 4 is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Common Stock of the Issuer. The Issuer's principal executive offices are located at 1501 Yamato Road, Boca Raton, Florida 33431. This Amendment No. 4 amends and supplements the statement on the Original Schedule 13D.

This Amendment No. 4 is being filed solely to update the Reporting Person's beneficial ownership percentage based on the disclosure in the Issuer's Form 10-Q filed on April 30, 2026, that there were 736,749,788 shares of Common Stock outstanding as of April 23, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 133,333,333 shares of Common Stock held directly by Fire Company, which represents approximately 18.09% of the shares of Common Stock outstanding. The percentage is based on 736,749,788 shares of Common Stock outstanding as of April 23, 2026, as disclosed in the Issuer's Form 10-Q filed on April 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: State Farm and Fire Company have shared voting power and the shared dispositive power over all 133,333,333 shares of Common stock reported herein.
Transactions in the class effected during the past sixty days: No transactions involving shares of Common Stock of the Issuer were effected by State Farm or Fire Company during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock reported herein other than State Farm and Fire Company.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- State Farm Mutual Automobile Insurance Company: /s/ Robert Stephan, Robert Stephan, Senior Vice President and Chief Investment Officer (06/09/2026)